

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 25, 2024

Richard Danforth
Chief Executive Officer
Genasys Inc.
16262 West Bernardo Drive
San Diego, CA 92127

      Re: Genasys Inc.
          Registration Statement on Form S-3
          Filed June 12, 2024
          File No. 333-280137

Dear Richard Danforth:

      We have conducted a limited review of your registration statement and have the following comment(s).

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-3 Filed June 12, 2024

Plan of Distribution, page 9

1.   We note your disclosure stating that the "Private Placement Warrants and the shares of Common Stock may be sold in one or more transactions fixed prices, at prevailing market prices at the time of sale, prices related to the prevailing market prices, varying prices determined at the time of sale, or negotiated prices." However, we also note that while your Common Stock is listed on Nasdaq, the Private Placement Warrants are not listed or quoted. Therefore, the Private Placement Warrants may only be resold at a fixed price unless and until they are listed or quoted. Please revise throughout to disclose the fixed price at which the selling security holders will sell the warrants until the securities are quoted on the exchange or trading market, after which those securities will be offered and sold at prevailing market prices or at negotiated prices.

<u>Incorporation by Reference, page 10</u>

2.   Please revise your list of filings that are incorporated by reference to include all required previous filings, including the Form 8-K filed October 4, 2023.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Eranga Dias at 202-551-8107 or Geoffrey Kruczek at 202-551-3641 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Joshua Little